CANPLATS RESOURCES CORPORATION

Interim Financial Report
January 31, 2007

#1180 - 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2
Phone: (604) 689-3846                 Fax: 604-689-3847

Dear Shareholder:

During the quarter ended January 31, 2007 the exploration activities of the company have been limited to ongoing mapping and sampling on extensive new mineral concessions in the north-eastern area of the state of Chihuahua, Mexico. The company’s field crews have continued to identify surface indications of potentially significant mineral systems anomalous in base and precious metals. Additional areas have been recently added to the concessions. More detailed surface exploration is planned, including geophysical surveys which are now underway.

A diamond drill contract is in hand to follow-up on the encouraging earlier drill results on the Rodeo property in the state of Durango, Mexico. Drilling is expected to begin by late April, 2007.

On behalf of the Board,

“R.E. Gordon Davis”

R.E. Gordon Davis
President
March 23, 2007

CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Six Months ended January 31, 2007

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our unaudited interim consolidated financial results for the six months ended January 31, 2007 with those of the comparable period of the previous year and is prepared as of March 23, 2007. In order to better understand the MD&A, it should be read in conjunction with the latest annual audited consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information relating to the company is available on SEDAR at www.sedar.com.

Results of Operations

The loss for the second quarter was $533,726 ($0.01 per share) compared to a loss of $111,284 ($0.01 per share) in the second quarter of the prior year. For the six months ended January 31, 2007, the loss for the period was $626,691 ($0.01 per share) compared to a loss of $155,590 ($0.01 per share) in the comparable period of the prior year. During the quarter ended January 31, 2007, the company incurred $551,278 in expenses compared to $114,812 in the comparable quarter of 2006, while for the six months ended January 31, 2007, the company incurred expenses of $658,758 compared to $158,206 in the comparable period of the prior year. The major change for the three and six months ended January 31, 2007 compared to the respective comparable figures in the prior year related to 2,040,000 stock options granted at an exercise price of $0.44 to directors, consultants and employees of the company. The fair value assigned to these options is being expensed over the option vesting period and as a consequence, $433,650 was expensed to stock-based compensation. No stock options were granted in 2006. Other major expenses for the quarter with comparisons for the same quarter of the prior year were $30,307 (2006 - $30,107) on general exploration, $nil (2006 - $9,406) on insurance, $32,815 (2006 - $20,385) on investor relations, $4,397 (2006 - $9,126) on listing and filing fees, $8,525 (2006 - $3,750) on professional fees, $8,716 (2006 - $5,168) on office expenses, $6,011 (2006 - $7,515) on shareholder relations, $3,574 (2006 - $3,292) on transfer agents and $22,804 (2006 - $25,586) on salaries.

For the six months ended January 31, 2007, $79,632 (2006 - $30,107) was spent on general exploration. This is a $49,525 increase over the comparable period of the prior year and is due to the company’s increased activity in Mexico. Nil (2006 -$10,457) was spent on insurance with the reason for this decrease relating to timing. For the six months, $60,091 (2006 - $42,845) was spent on investor relations, $4,397 (2006 - $9,126) on listing and filing fees and professional fees were $19,525 (2006 - $6,000). The $13,525 increase in professional fees is related to an under-accrual in audit fees for the 2006 year-end as well as higher expected costs associated to the current year’s audit. For the six months $9,316 (2006 - $5,404) was spent on office expenses, $6,011 (2006 - $10,382) on shareholder relations and $6,590 (2006 - $5,992) on transfer agents.

Interest income for the quarter was $17,616 compared to $1,979 for the comparable quarter of 2006. For the six months, interest income was $32,041 compared to $3,720 in the same period of the previous year. The increased interest income of $28,321 is due to higher cash balances available for investment. Foreign exchange loss for the quarter was $64 compared to a loss of $4,743 in the same period and a foreign exchange gain of $26 (2006 loss - $7,396) for the six month period. There have been no mineral property costs written-off in the quarter or during the six month period.

1

Selected Quarterly Financial Data (unaudited)

	2007 $		2006 $				2005 $
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(533,726) (1)	(92,965)	(69,597)	(110,381)	(111,284)	(44,306)	(576,983) (2)	(657,337) (3)
Loss per share - basic and diluted	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.02)	(0.02)

(1)	During the second quarter of 2007, the company issued 2,040,000 stock options at an exercise price of $0.44. The stock-based compensation expense that was recorded was $433,650.
(2)	During the fourth quarter of 2005, the company wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.
(3)
During the third quarter of 2005, the company wrote off a total of $598,582 in property costs and of this amount, $346,297 related to the Grand Bay property in Ontario and $252,285 related to the Santa Lucia property in Mexico.

Liquidity and Capital Resources

A total of $201,363 was spent during the quarter on mineral properties compared to $129,124 in the comparable quarter of 2006. At the Yerbabuena property $19,881 was spent on assaying, storage, finders’ fees and other costs, $20,139 was spent on exploration of the Rodeo property, $76,507 was spent on exploration of the Mecatona property, $15,029 was spent on the El Rincon property, $64,835 was spent on the Maijoma property, and $4,972 on the El Alamo property.

At January 31, 2007, the company had $1,826,249 in working capital, including cash and cash equivalents of $1,831,044, compared to $1,590,448 in working capital at the beginning of the current fiscal year. The company’s current working capital will enable it to meet its corporate, administrative and property obligations for the current year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the company. Based on an evaluation of the company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Off-Balance Sheet Arrangements

The company has not entered into any off-balance sheet financing arrangements.

New Accounting Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”). These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006. These new standards will not apply to the company until August 1, 2007.

2

Financial Instruments and Other Instruments

The company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk from foreign currency fluctuations. The company does not use any derivative instruments to value its exposure to fluctuation in foreign currency exchange rates.

Related Party Transactions

The company was billed and accrued $179,573 (2006 - $80,060) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at January 31, 2007 is $64,212 (2006 - $28,213) due to Silver Standard.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the Consolidated Financial Statements and related notes for the year ended July 31, 2006 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of an unlimited number of common shares without par value. As of March 23, 2007, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Issued and outstanding common shares	45,933,306	-	-
Stock options outstanding	2,575,000	$0.37 - $0.44	Jan. 12, 2008 - Dec. 19, 2011
Warrants outstanding	2,876,750	$0.25	July 20, 2008
Fully diluted	51,385,056

Risks and Uncertainties

Canplats is focused exclusively on the acquisition of and exploration and development of precious and base metal projects and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this interim report and are discussed in detail in the MD&A for the year ended July 31, 2006.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

3

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver will be realized. Declines in the market price for precious and base metals may adversely affect the economics of a reserve and may require us to reduce its estimates. The company presently has no reserves or resources.

Metal Price and Exchange Rate Volatility

The market price for precious and base metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of precious and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations. In particular, any appreciation in the currencies of the countries where the company carries out exploration or development activities will increase its costs of carrying on operations in such countries. In addition, as the company maintains its bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on the company’s books to the extent that it holds funds in U.S. dollars.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the company’s future plans, objectives or goals, including words to the effect that the company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

4

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements of the company for the period ending January 31, 2007 have been prepared by management and have not been subject to review by the company’s auditors.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

	January 31	July 31
	2007	2006
	$ (unaudited)	$ (audited)

ASSETS
Current
Cash and cash equivalents	1,831,044	1,590,245
Receivables	98,643	72,138
Prepaid expense	6,922	13,866
Total current assets	1,936,609	1,676,249

Mineral properties	2,734,141	2,394,421
Total assets	4,670,750	4,070,670

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	46,148	38,332
Due to related parties (note 6)	64,212	47,469
	110,360	85,801

Future income tax liability	218,200	200,200
Total liabilities	328,560	286,001

Shareholders’ equity
Share capital issued (note 5)	13,755,630	12,725,289
Value assigned to stock options and warrants	939,270	785,678
Contributed surplus	316,729	316,450
Deficit	(10,669,439)	(10,042,748)
Total shareholders’ equity	4,342,190	3,784,669
	4,670,750	4,070,670

Subsequent event (note 8)

On behalf of the Board,

“James W. Tutton”	“R.E. Gordon Davis”

James W. Tutton, Director	R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - expressed in Canadian dollars)

	Three Months Ended January 31		Six Months Ended January 31
	2007	2006	2007	2006
	$	$	$	$

Expenses
Bank charges	479	477	1,481	632
General exploration	30,307	30,107	79,632	30,107
Insurance	-	9,406	-	10,457
Investor relations	32,815	20,385	60,091	42,845
Listing and filing fees	4,397	9,126	4,397	9,126
Office	8,716	5,168	9,316	5,404
Professional fees	8,525	3,750	19,525	6,000
Salaries	22,804	25,586	38,065	37,261
Shareholder relations	6,011	7,515	6,011	10,382
Stock-based compensation	433,650	-	433,650	-
Transfer agent	3,574	3,292	6,590	5,992
	(551,278)	(114,812)	(658,758)	(158,206)

Other income
Interest income	17,616	1,979	32,041	3,720
Foreign exchange gain (loss)	(64)	(4,743)	26	(7,396)
Recovery (write-off) of mineral property	-	6,292	-	6,292
	17,552	3,528	32,067	2,616

Loss for the period	(533,726)	(111,284)	(626,691)	(155,590)

Deficit, beginning of the period	(10,135,713)	(9,751,486)	(10,042,748)	(9,707,180)
Deficit, end of the period	(10,669,439)	(9,862,770)	(10,669,439)	(9,862,770)

Weighted average number of issued shares	43,165,817	29,737,442	42,095,065	29,589,874
Basic and fully diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - expressed in Canadian dollars)

	Three Months Ended January 31		Six Months Ended January 31
	2007	2006	2007	2006
	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(533,726)	(111,284)	(626,691)	(155,590)
Non-cash items
Mineral property (recovery) written-off	-	(6,292)	-	(6,292)
Stock-based compensation	433,650	-	433,650	-
	(100,076)	(117,576)	(193,041)	(161,882)
Net changes in non-cash working capital items:
Accounts receivable and prepaid expenses	(17,513)	(21,107)	(19,561)	28,294
Accounts payable and accrued liabilities	(9,000)	(30,070)	7,816	(9,073)
Due to related parties	21,119	(5,429)	16,743	(59,317)
Cash used in operating activities	(105,470)	(174,182)	(188,043)	(201,978)

FINANCING ACTIVITIES
Private placement	-	1,030,000	-	1,030,000
Shares issued for cash	76,250	-	750,562	-
Cash generated by financing activities	76,250	1,030,000	750,562	1,030,000

INVESTING ACTIVITIES
Mineral property costs	(201,363)	(129,124)	(321,720)	(184,185)
Proceeds on sale of fixed assets	-	19,722	-	19,722
Cash used in investing activities	(201,363)	(109,402)	(321,720)	(164,463)

Increase (decrease) in cash	(230,583)	746,416	240,799	663,559

Cash and cash equivalents, beginning of period	2,061,627	403,394	1,590,245	486,251
Cash and cash equivalents, end of period	1,831,044	1,149,810	1,831,044	1,149,810

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

Mineral Property Costs For the six months ended January 31, 2007 (unaudited - expressed in Canadian dollars)
	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total

Balance, July 31, 2006	779,614	1,053,982	132,638	370,289	51,119	6,779	2,394,421

Acquisitions costs	5,829	16,738	5,654	34,646	22,305	5,499	90,671

Admin and office	564	1,077	106	4,751	1,907	215	8,620
Assaying	-	-	-	24,502	8,665	-	33,167
Claim taxes	10,141	7,621	9,080	18,116	10,568	-	55,526
Consulting	207	764	19	568	2,031	371	3,960
Foreign exchange loss (gain)	(359)	(251)	(421)	1,603	(2,710)	(570)	(2,708)
Geology consulting	-	-	-	7,407	25,297	-	32,704
Geology salaries	1,425	1,399	268	12,668	3,689	523	19,972
Geophysics	-	-	-	-	3,044	-	3,044
Heavy and light equipment	128	563	26	918	1,699	460	3,794
Living costs and travel	-	1,578	-	4,484	10,608	559	17,229
Maps, prints and film	-	-	-	(92)	1,989	8	1,905
Property holding costs associated with future income tax	-	(632)	2,813	8,291	7,528	-	18,000
Storage	830	1,615	-	1,598	114	-	4,157
Supervision project and labour	2,748	11,765	297	4,264	25,672	4,933	49,679

Exploration costs for the period	15,684	25,499	12,188	89,078	100,101	6,499	249,049

Balance, January 31, 2007	801,127	1,096,219	150,480	494,013	173,525	18,777	2,734,141

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended January 31, 2007
(unaudited - expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and developing precious and base metal mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements of the company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company. Certain comparative figures have been reclassified to reflect the presentation used in our most recent annual audited consolidated financial statements.

These consolidated financial statements include the accounts of the company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”). These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006. These new standards will not apply to the company until August 1, 2007.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk from foreign currency fluctuations. The company does not use any derivative instruments to value its exposure to fluctuation in foreign currency exchange rates.

Canplats Resources Corporation
(An Exploration Stage Company)

5.	SHARE CAPITAL

Authorized:  Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2006	40,327,806	12,725,289
For cash
Exercise of options	75,000	22,500
Exercise of warrants	2,607,250	651,812
Value assigned to options exercised	-	14,900
Value assigned to warrants exercised	-	242,156
Balance, October 31, 2006	43,010,056	13,656,657
For cash
Exercise of warrants (b)	305,000	76,250
Value assigned to warrants exercised	-	22,723
Balance, January 31, 2007	43,315,056	13,755,630

(a)     Stock Options

In December 2006, 2,040,000 stock options were granted to officers, directors, employees and consultants of the company at an exercise price of $0.44 with a calculated average fair value of $0.36 per option based on the Black-Scholes option pricing model. We amortize the fair value of the options on a straight-line basis over the respective vesting period of the stock options. The fair value of options that were charged to the statements of loss and deficit was $433,650 in the current quarter.

The fair value used the following weighted average assumptions: expected dividend yield - nil%; risk-free interest rate - 3.8%; expected life - 5 years; and expected volatility - 118.2.

As at January 31, 2007, the total number of common share stock options outstanding was 2,575,000 with prices range from $0.37 to $0.44 with weighted average remaining lives of 4.1 years.

(b)     Warrants

During the quarter, 305,000 share purchase warrants were exercised for proceeds of $76,250. At January 31, 2007, 5,495,000 share purchase warrants were outstanding with an exercise price of $0.25. These warrants expire on July 20, 2008, provided that, if the shares of the company trade at or above $0.40 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants. See subsequent event note 8.

(c)     No shares are subject to escrow or pooling agreements.

6.	RELATED PARTY TRANSACTIONS

The company was billed and accrued $179,573 (2006 - $80,060) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at January 31, 2007 is $64,212 (2006 - $28,213) due to Silver Standard.

Canplats Resources Corporation
(An Exploration Stage Company)

7.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

	January 31, 2007
	Canada $	Mexico $	Total $
Loss for the period ended January 31, 2007	(607,327)	(19,364)	(626,691)
Total assets	2,537,378	2,133,372	4,670,750

	January 31, 2006
	Canada $	Mexico $	Total $
Loss for the period ended January 31, 2006	(138,771)	(16,819)	(155,590)
Total assets	1,679,619	1,454,320	3,133,939

8.	SUBSEQUENT EVENT

On February 28, 2007, the company gave notice to the warrant holders that were part of the June 2006 private placement that the shares of the company traded for a period of 20 consecutive days at a price at or above $0.40 per share. The warrant holders were required to exercise their warrants within 30 days of receipt of this notice or the warrants would lapse. The warrant holders have up to March 30, 2007 to exercise their warrants. As of March 23, 2007, 2,923,250 warrants were exercised at a price of $0.25 for total proceeds of $730,813.